QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS OF MRS. FIELDS' ORIGINAL COOKIES, INC.

	12/29/2001	12/30/2000	1/1/2000	1/29/1999	1/31/1998

FIXED CHARGES:
Interest on debt and capitalized leases	$17,436	$17,853	$17,880	$13,197	$7,830
Interest in rental expense	8,760	8,725	8,343	8,096	7,301

TOTAL FIXED CHARGES	$26,196	$25,578	$26,223	$21,293	$15,131

EARNINGS
Consolidated net loss	$(22,201)	$(19,394)	$(8,221)	$(19,143)	$(974)
Consolidated provision for income taxes	21	3,841	218	316	655
Minority interest	(7)	26	(22)	(11)	(138)
Fixed charges	26,196	26,578	26,223	21,293	15,131

TOTAL EARNINGS	$4,009	$11,051	$18,198	$2,455	$14,674

RATIOS OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	N/A	N/A

QuickLinks

COMPUTATION OF RATIO OF EARNINGS OF MRS. FIELDS' ORIGINAL COOKIES, INC.